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Manuel Godoy · 3rd

Award-winning author of Black Sands, the Seven Kingdoms, Cosmic Girls, Sons of Nibiru, and The Dark Pharaoh.

Brooklyn, New York · 64 connections · **Contact info**

 **Black Sands Entertainment**

Queens College

About

The founder of Black Sands Entertainment and award-winning author of Black Sands, the Seven Kingdoms. This writer has efficiency and professionalism at the top of the list of his priorities, making his company one of the fastest growing around.

Experience

President
Black Sands Entertainment
Apr 2015 – Present · 4 yrs 10 mos
Greater New York City Area

President of Black Sands Entertainment and author of Black Sands, the Seven Kingdoms. known as an education influencer, Manuel Godoy has been touring the East Coast for the past two years doing conventions, keynote speeches, and author visits. Endorsed by ReedPOP, Publisher's Weekly, and even Michelle Obama, Black Sands Entertainment has grown to exponential size under the leadership of Manuel Godoy.

With over 20,000 books sold in the last 18 months, Black Sands Entertainment poises to be the



epic shot.jpg    Black Sands

Lead Administrator
Godoy Restoration Inc
Apr 2014 – Apr 2015 · 1 yr 1 mo
Jamaica, NY

• Schedule appointments, accept cancellations, and reschedule appointments.
• Perform data tracking and data entry for various reports on potential business.
• Complete appropriate forms for contracts and liabilities.
• Initiate action to the receipt, deposit or disbursement of contract funds.   **...see more**

 **Consultant**
Quill
2013 · less than a year
Westbury, NY

• Highly proficient in communication skills, ice breakers, product knowledge, and professionalism.
• Business to Business consulting.
• Independent work with no supervision, working with small businesses to secure or... **see more**

• independent work with no supervision, working with small businesses to secure ne ...**see more**

Project Manager
NorthStar
Jan 2009 – Jan 2010 · 1 yr 1 mo
Hoover, AL

• Manage projects in Georgia, Alabama, Louisiana, and Tennessee.
• Create clear and attainable project objectives, building the project requirements, and managing the constraints of time, scope, and quality.
• Complete complex Excel spreadsheets using work breakdown structures and critic ...**see more**



US Army Reserve
6 yrs



Administrative Assistant
Jun 2008 – 2010 · 2 yrs
Hoover, AL

• Process orders and supplies for training and deployment of both low and high level employees.
• Provide face to face reports with upper level management on a daily basis.
• Manage lower enlisted soldiers under my command. ...**see more**



Administrative Assistant
Jun 2004 – Jun 2008 · 4 yrs 1 mo

• Review and process airfield equipment information..
• Perform receptionist duties.
• Maintain inventory records and civilian employee files.
• Assist upper command, visitors and others requesting information or guidance. ...**see more**

Customer Support
Dish Network
2008 – 2009 · 1 yr

• Perform quality control and walked customers through troubleshooting processes.
• Assist customers in a timely manner, showing patience and restoring faith in the company.
• Train new employees in troubleshooting skills and new methods in improve proficiency.
• Prepare documentation and correspondence letters for the management. ...**see more**

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Education

Queens College
Bachelor of Business Administration (BBA), Economics, 3.0
2012 – 2016
Activities and Societies: Kappa Sigma Fraternity

SAN diego state university

Skills & Endorsements

Team Leadership

Project Management · 2

Sandra Cribbs and 1 connection have given endorsements for this skill

Game Design

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Accomplishments

1 **Language** ⌄
English

1 **Publication** ⌄
Black Sands, the Seven Kingdoms

Interests

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26 followers

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